UNITED STATES
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
FORM C
UNDER THE SECURITIES ACT OF 1933

■ Form C: Offering Statement
☐ Form C-U: Progress Update:
☐ Form C/A: Amendment to Offering Statement:
☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

1. Name of issuer: Belladina's Easley LLC

2. Legal status of issuer: South Carolina LLC

3. Form: Limited Liability Company, sole member

4. Jurisdiction of Incorporation/Organization: South Carolina

5. Date of organization: August 5, 2020

6. Physical address of issuer: 101 S. Hudson St., Greenville, SC 29601

7. Website of issuer: https://belladinas.com/

8. Name of intermediary through which the offering will be conducted: Vicinity LLC

9. CIK number of intermediary: 0001798542

10. SEC file number of intermediary: 7-223

11. CRD number, if applicable, of intermediary: 307772

12. Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering: 8% of the amount raised.

    There is no cost for investors to invest, though Vicinity will receive a 1% transaction fee on all payments from Belladina's Easley LLC to investors that will be withheld from the payment to investors.

13. Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest: No.

14. Type of security offered: Revenue sharing notes

15. Target number of securities to be offered: 30,000

16. Price (or method for determining price): $1.00

17. Target offering amount: $30,000

18. Oversubscriptions accepted: ■ Yes ☐ No

19. If yes, disclose how oversubscriptions will be allocated: ☐ Pro-rata basis ■ First-come, first-served basis ☐ Other – provide a description: _____

20. Maximum offering amount (if different from target offering amount): $107,000

21. Deadline to reach the target offering amount: January 15, 2021

22. Current number of employees: 6

23. Financial Information:

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	0	0
Cash & Cash Equivalents:	0	0
Accounts Receivable:	0	0
Short-term Debt:	0	0
Long-term Debt:	0	0
Revenues/Sales:	0	0
Cost of Goods Sold:	0	0
Taxes Paid:	0	0
Net Income:	0	0

24. Indicate which jurisdictions in which the issuer intends to offer the securities. If nothing is used we will assume all U.S. jurisdictions. Jurisdictions: All US states and territories

	Price to Investors	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$8.00	$92.00
Aggregate Minimum Offering Amount	$30,000.00	$2,400.00	$27,600.00
Aggregate Maximum Offering Amount	$107,000.00	$8,560.00	$98,440.00

(1) This excludes to fees to Company's advisors, such as attorneys and accountants, and a 1% fee that will be paid to Vicinity from investor returns (see "compensation to be paid to intermediary" for addition information).

The Offering

Minimum amount of revenue share notes being offered	30,000
Maximum amount of revenue share notes	107,000
Purchase price per Security	$1.00
Minimum investment amount per investor	$100.00
Offering deadline	January 15, 2021
Use of proceeds	Detailed below under "Use of Proceeds"
Voting Rights	none

Closing and Escrow Process

Investors that have committed investment amounts and signed the subscription agreement and securities purchase agreement will contribute funds into the designated escrow account for this offering. Once the minimum offering amount has been raised and the offering period has ended, the committed investment amounts will be released from escrow upon satisfaction of the escrow agreement and   the offering will be deemed to have successfully closed and the respective investors' investment will be confirmed. Vicinity will notify investors when the offering target amount has been met.

Cancellation of Investment Commitment

Investors may cancel an investment commitment until 48 hours prior to the end of the offering period identified. If an investor does not cancel an investment commitment before the 48-hour period prior to the end of the offering period and the minimum offering amount has been met, the funds will be released to the issuer upon closing and the investor will receive securities in exchange for his or her investment. Vicinity will notify investors if the minimum offering amount has been met. Unless the issuer raises at least the minimum offering amount through this offering, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.

Early Termination of the Offering Period

If the issuer raises at least the minimum offering amount prior to the end of the offering period, the end date of the offering period may be accelerated, provided, that, the offering period must be at least 21 days.
Investors that have committed funds will be notified of such change at least 5 business days prior to the new end date.

Material Changes to the Offering

If the issuer determines that there are any material changes to the offering, investors will be notified of such change and given instructions to reconfirm his or her investment commitment within 5 business days. If an investor does not reconfirm his or her investment commitment within such time period, the investor's investment commitment will be cancelled, and the committed funds will be returned.

Assignment and Transfer Restrictions

These securities may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless the securities are transferred (1) to the issuer of the securities, (2) to an accredited investor, (3) as part of an offering registered with the SEC, or (4) To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "Member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, including adoptive relationships.

Other Matters

Valuation of the Security in the Future

The value of the security is the present value of the future payments. In the event that the issuer is unable to make the required payments, the value of the security may be impacted adversely, and the investor may lose some or all of the money invested.

Minority Ownership

By purchasing the securities investors will not become holders of minority ownership in the issuer. They will not have the rights of minority investors afforded by general corporate law of the state in which the issuer has been formed. With any investment in debt securities or minority investment in a private company, an investor should be able to bear a complete loss of their investment.

Corporate Actions of the Issuer

Because securities are governed by the note purchase agreement, the issuer cannot unilaterally take subsequent corporate actions to change material terms of the securities. In addition, because the holders of securities' rights are limited to those described in the note purchase agreement, they will have no ability to influence the policies or any other corporate matter of the issuer, including the election of directors, changes to the issuer's governance documents, additional issuance of securities, the issuer's repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties.

Certain tax considerations

The issuer intends to treat the securities as contingent debt instruments for U.S. federal income tax purposes. The issuer's good-faith determination that the securities should be considered contingent debt instruments for U.S. federal income tax purposes is not intended to be, nor should be construed to be, legal or tax advice to any particular person. This consideration is not binding and therefore may be subject to review and challenge by the IRS. All prospective investors are urged to consult their own tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences related to the purchase, ownership and disposition of the securities based on their particular circumstances.

Ownership

The table below lists the name of each direct or indirect owner of 20% or more of the beneficial ownership interests in the Company and the percentage owned:

Name	% owned
Megan Leccese	100%

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and qualifications.

Name: Megan Leccese

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Belladina's Easley LLC, Owner. Part-time. 8/5/20 – Current

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates (including company name and location)

The Beautiful Co. Salon, Greenville, SC, Stylist. January 2018 – Current
Urban Nirvana, Greenville, SC, Stylist. January 2012 – December 2017

Qualifications

Megan is responsible for the operations and marketing of the Belladina's Easley family business.

She is directly supported by her father-in-law, Potito, and husband, Joseph, who have both been involved in ownership in prior restaurant ventures and are involved in the day-to-day activities of Belladina's Easley, LLC.

Name: Potito "Pat" Leccese

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Belladina's Easley LLC, Manager. Part-time. 8/5/20 – Current

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates (including company name and location)

Vito's Pizza, Greer, SC, Owner, April 2010 – January 2018
Rapone Brick Oven and Italian Kitchen, N. Myrtle Beach, SC, Owner, April 2017 - Current

Qualifications

Born in Rapone, Italy and moved to Brooklyn, NY in 1972. Potito worked in pizzerias from an early trade and developed a passion for the food and the process.

Potito has owned and operated multiple pizzerias in Maryland and South Carolina starting in 1983.

Name: Joseph "Joey" Leccese

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Belladina's Easley LLC, Chef. Part-time. 8/5/20 – Current

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates (including company name and location)

Vito's Pizza, Greer, SC, Owner, January 2018 – Current
Not employed for the relevant period of October 2017 until January 2018.

Qualifications
Joseph has been involved in pizzeria businesses of his father since childhood.

Additional Disclosure
In the interest of transparency, the issuer is choosing to disclose that Joseph was arrested in 2012 and served a jail sentence for drug possession charges (1st offense). A background check confirms no further charges since the arrest.

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and qualifications.

Name None

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates (including company name and location)

Qualifications

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Membership interests
Amount outstanding	100%
Voting Rights	All
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The rights of the notes cannot be changed except by approval of the company and majority in interest of note holders.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	100%

The Company has the following debt outstanding:

Type of debt	None
Amount outstanding	$0.00

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
None		$			

Affiliated Party Transactions

The Issuer or any entities controlled by or under common control with the Issuer was not party to any transaction since the beginning of the Issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the Issuer in reliance of 4(a)(6) Exemption during the preceding 12-month period, including the amount the Issuer seeks to raise in the Offering, in which any of the following persons had or is to have a direct or indirect material interest:

    (1) any director or officer of the Issuer;

    (2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

    (3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or

    (4) any immediate family member of any of the foregoing persons.

Specified Person	Relationship to Issuer	Nature of interest in transaction	Amount of interest
None			

Use of Proceeds

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	8.00%	$2,400	8.00%	$8,560
Brick pizza oven	83.33%	$25,000	23.36%	$25,000
8-burner stove	8.67%	$2,600	2.43%	$2,600
Décor and outdoor space	0.00%	$0	23.36%	$25,000
Deck oven	0.00%	$0	14.02%	$15,000
Refrigerators and freezer	0.00%	$0	8.41%	$9,000
60 qt. mixer	0.00%	$0	5.61%	$6,000
Prep tables	0.00%	$0	2.80%	$3,000
Sinks and dishwasher	0.00%	$0	3.27%	$3,500
Misc. equipment	0.00%	$0	8.74%	$9,340
Total	**100.00%**	**$30,000**	**100.00%**	**$107,000**

Business Plan Description

Italian family cooking Italian food. The plan is to build on the foundation and experience the Leccese family has in owning and operating authentic Italian pizzerias. This new location will provide the same recipes and similar menu to Belladina's in downtown Greenville, SC, and will feature walk-up service and open-air seating to give everyone a safe, quality dining experience.

Belladina's Easley will be a part of the larger Silos Easley project, bringing a group of food and drink offerings together in a communal setting for a new "food and brew hall" experience in downtown Easley, SC.

Many of the historic features of the silos and train cars will be incorporated into the setting, while fully redeveloping the space as a community gathering hub.

FINANCIAL INFORMATION

Operations

As a new entity, there are no historic operations. The anticipated future operational milestones are primarily (1) construction completion of the location at the Silos and Belladina's Easley LLC on the Silos site targeted for February 2021, and (2) completion of the kitchen and service area to begin serving customers and producing revenue targeted by March 2021.

Construction is largely dependent on resources and contractors not directly associated with Belladinas Easley, LLC and will affect opening if there are construction delays.

Kitchen and service area will require capital expenditure for all items outlined in the use of proceeds. Any delays in construction or issues with manufacturers, shipping, and/or suitable alternatives could negatively affect opening and revenue generation.

Liquidity and Capital Resources

The Company requires at least the maximum offering amount of $107,000 for viability of the business. Company ownership intends to rely on owner's capital and/or financing from related parties, if any amount above the minimum offering amount of $30,000 but less than the maximum offering amount is raised.

Capital Expenditures and Other Information

Reference use of proceeds above

Offering Updates

Updates regarding the progress of the issuer in meeting the target amount will be provided via email after milestones of 30%, 60%, and 90% funded. Email notifications will also be sent once the offering has successfully completed. Updates on progress are also able to be seen on the offering page through vicinitycapital.com.

Annual Report

Belladina's Easley LLC plans to provide its annual report on a separate tab on its website: https://belladinas.com/ within 120 days after the end of the fiscal year. A link to the location will be provided via email once prepared.

RISK FACTORS

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Belladina's and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein.

You Might Lose Your Money

Buying a Note is not guaranteed or insured to protect from loss. The ability of Belladina's to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Belladina's competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Belladina's core business or the inability to compete successfully against the with other competitors could negatively affect Belladina's financial performance.

Changes in Economic Conditions Could Hurt Belladina's

Factors like Covid-19, global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Belladina's financial performance or ability to continue to operate. In the event Belladina's ceases operations due to the foregoing factors, it cannot guarantee that it will be able to resume operations or generate revenue in the future.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for twelve months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there is no established market. Given these factors, you should be prepared to hold your investment for its full term.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Belladina's nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Lack of Offering Information

Regulation Crowdfunding does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Regulation Crowdfunding does require extensive information, it is possible that you would make a different decision if you had more information.

Uninsured Losses

Although Belladina's will carry some insurance, Belladina's may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Belladina's could incur an uninsured loss that could damage its business.

Lack of Ongoing Information

Belladina's will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting Belladina's; and Belladina's is allowed to stop providing annual information in certain circumstances.

Conflict of Interest with Companies and Their Management

In many ways, your interests and the interests of Belladina's management will coincide. For example, you both want Belladina's to be as successful as possible. However, your interests might be in conflict in other important areas. For example, you might want Belladina's to spend conservatively to make sure they are best equipped to repay the Note obligations, while Belladina's might prefer to spend aggressively to invest in growing the business.

Future Investors Might Have Superior Rights

If Belladina's needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

Reliance on Management

As a securities holder, you will not be able to participate in Belladina's management or vote on and/or influence any managerial decisions regarding Belladina's. Furthermore, if the founders or other key personnel of Belladina's were to leave Belladina's or become unable to work, Belladina's (and your investment) could suffer substantially.

The Belladina's Might Need More Capital

Belladina's might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that do not adversely affect your interests as an investor. If Belladina's is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

The Belladina's is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any Belladina's whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Belladina's or management), which is responsible for monitoring Belladina's compliance with the law. Belladina's will not be required to implement these and other investor protections.

You Do Have a Downside

Conversely, if Belladina's fails to generate enough revenue, you could lose some or all of your money.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Belladina's is significantly more successful than your initial expectations.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Belladina's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Subordination

The Notes shall be subordinated to all indebtedness of Belladina's to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Belladina's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 controls, the Belladina's cannot guarantee that it will resume operations in the future.

Limited Services

Belladina's operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Belladina's, and the revenue of Belladina's can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

Business Decision Risks

Megan Leccese owns 100% of the company and will be able to make decisions on behalf of the company without the input of other investors.

Key Employee Risks

Megan, Joseph, and Potito will all be involved in Belladina's Easley LLC in a part-time capacity. While they will employ team members they deem qualified and capable to perform all the needed work when they are not at the Belladina's Easley LLC location, this may create additional risk to the outcomes of the location.

Regulations and Licensing

Governmental regulation may adversely affect the Issuer's ability to open the restaurant or otherwise adversely affect the business, financial condition and results of operations. The Issuer will be subject to various federal, state and local regulations, including those relating to the preparation and sale of food.

Our restaurant is also subject to state and local licensing and regulation by health, sanitation, food and occupational safety and other agencies. We may experience material difficulties or failures in obtaining the necessary licenses, approvals or permits for our restaurant, which could delay planned restaurant opening.

Potential Threat of Litigation

Food service businesses can be adversely affected by litigation and complaints from customers or government authorities resulting from food quality, health claims, allergens, illness, injury or other health concerns or operating issues stemming from one or more retail locations. Negative publicity about these allegations may negatively affect us, regardless of whether the allegations are true, by discouraging customers from patronizing Belladina's Easley LLC. We may also be impacted by industry trends in litigation, including class-action allegations brought under various consumer protection laws, securities and derivative lawsuits claiming violations of state and federal securities law, and employee lawsuits, including wage and hour claims. Due to the inherent uncertainties of litigation and regulatory proceedings, we cannot accurately predict the outcome of any such proceedings. An unfavorable outcome could have a material adverse impact on the business, financial condition and results of operations. Further, regardless of outcome, these proceedings could result in substantial costs and may require resources be used to defend any claims.

Construction Delay Risks

The Silos is still under construction and has not opened yet. There may be delays in the anticipated opening date, which will directly affect Belladina's Easley LLC from being able to open.

New Entity Risk

Belladina's Easley LLC is a newly formed entity that has yet to generate any revenue or profit; this offering is for a new entity, not the currently operating restaurant; and management will be dividing time between other restaurants.